UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Gazit-Globe Ltd. Issues Earnings Press Release for Second Quarter 2017

On August 22, 2017, Gazit-Globe Ltd. (the “Company”) issued its earnings press release reporting its financial results for the three and six months ended June 30, 2017. An English version of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (“Form 6-K”).

Investor Conference Call; Investor Presentation

Following the release of the financial results, the Company’s senior management will hold a conference call and live webcast in English to review and discuss the second quarter 2017 financial results at 10:00 am Eastern Time /5:00 pm Israel Time. The discussion will be followed by a Question & Answer session.

The conference call can be accessed by dialing:

United States: 1-888-668-9141

Canada: 1-866-485-2399

United Kingdom: 0-800-917-5108

International/Israel: +972-3-918-0610

A power-point presentation will be available on the Company’s website under Investor Relations/Conference Calls & Webcast at: http://veidan-stream.com/gazitglobeq2-2017.html. A replay of the call will be available on Company’s website for future review. The content of that website does not constitute a part of this Form 6-K and is not incorporated by reference herein.

The power-point presentation for the conference call is also furnished as Exhibit 99.2 to this Form 6-K.

Quarterly Dividend Declaration

On August 21, 2017, the Company’s Board of Directors approved a quarterly dividend distribution to the holders of the Company’s ordinary shares, in an amount of NIS 0.35 per share, for a total amount of approximately NIS 68.4 million, pursuant to the Company’s current dividend distribution policy. The dividend will be payable on October 3, 2017, to all shareholders of record of the Company’s ordinary shares as of September 19, 2017.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: August 22, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Earnings press release of Gazit-Globe Ltd. for the second quarter 2017
99.2	Conference call presentation for financial results of Gazit-Globe Ltd. for the second quarter 2017

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